09057104

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-36540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Investment Management Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Mulberry Street; Gateway Center 3; 14th Floor
(No. and Street)

Newark (City) New Jersey (State) 07102-4077 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McQuade (973) 367-3065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave, 30th Floor (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/11

OATH OR AFFIRMATION

I, Michael McQuade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential Investment Management Services LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer and Comptroller
Title

BRANDI J RIVERA
Notary Public of New Jersey
My Commission Expires Feb. 6, 2011

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prudential Investment Management Services LLC

Statement of Financial Condition
December 31, 2008

SEC ID No. 8-36540

This report is deemed PUBLIC in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934.

Prudential Investment Management Services LLC
Index
December 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Prudential Investment Management Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Investment Management Services LLC (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 24, 2009

Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2008

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 100,541
Cash segregated under federal regulations	6,000
Distribution fees, service fees and commissions receivable	10,602
Management and administrative fees receivable	25,547
Receivable from broker-dealers and clearing organizations	5,969
Receivable from customers	343
Prepaid expenses and other assets	1,084
Total assets	$ 150,086
Liabilities and Member's Equity	
Liabilities	
Payable to broker-dealers and clearing organizations	$ 45,834
Management and administrative fee payable	47
Accounts payable, accrued expenses and other liabilities	14,693
Payable to customers	411
Income taxes payable to parent	7,925
Deferred income taxes	8,848
Total liabilities	77,758
Commitments and contingent liabilities (Note 7)	
Member's equity	
Contributed capital	60,796
Undistributed earnings	11,532
Total member's equity	72,328
Total liabilities and member's equity	$ 150,086

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization and Nature of Business

Prudential Investment Management Services LLC ("PIMS" or the "Company") is an indirect wholly owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's primary business is the distribution of mutual funds to retail investors. The Company also sells various other investment products to institutional investors including limited partnerships and variable contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

The Company is the distributor of the domestic Jennison Dryden fund family mutual fund shares ("JD Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940.

The Company also has entered into selling agreements with unaffiliated mutual fund families whereby the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plans ("DC Plans").

During 2003, Prudential completed the combination of its retail securities brokerage and clearing operations with Wachovia Corporation to form a joint venture, Wachovia Prudential Financial Advisors, LLC. The joint venture conducts its operations through First Clearing, LLC ("First Clearing") an affiliate of Wachovia Securities, LLC ("Wachovia"). The Company provides execution, clearance and other services to First Clearing, as clearing broker-dealer for Wachovia, with respect to their mutual fund wrap account products and programs.

In December 2008, Prudential announced its intention to exercise its right under the "look back" option to put its joint venture interests to Wells Fargo, which acquired Wachovia corporation on December 31, 2008. Under the terms of the joint venture agreements, closing of the put transaction would occur on or about January 1, 2010.

The Company is engaged in limited retail selling activities through the offering of investment alternatives sponsored by third parties and affiliates for rollover distributions from benefit plans of clients of Prudential. The Company offers general brokerage services to retail investors. Investment alternatives offered to customers include, but are not limited to stocks, bonds, mutual funds and options. With respect to custody and clearing of these customer transactions, the Company introduces these trades to National Financial Services LLC, who clears them on a fully disclosed basis.

As more fully described in Note 4, the Company has various agreements with Prudential companies relating to services of officers and the use of telecommunications, office space, systems, and equipment. The accompanying financial statements may not be indicative of the financial condition or the results of operations if the Company had been operated as an unaffiliated entity.

(dollars in thousands)

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents of $100,541 includes $70,922 which represents 70,922 shares of a Prudential institutional money market mutual fund for which the Company is the exclusive distributor and $29,619 on deposit in corporate accounts at commercial banks. Cash of $6,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC. Money market mutual fund investments are stated at cost, which approximates fair value.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. This statement does not change which assets and liabilities are required to be recorded at fair value, but the application of this statement could change current practices in determining fair value. The Company adopted this guidance effective January 1, 2008. The Company's adoption of this guidance had no impact on the Company's financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement provides companies with an option to report selected financial assets and liabilities at fair value, with the associated changes in fair value reflected in the Statement of Operations. The Company adopted this guidance effective January 1, 2008 and the adoption had no impact on the Company's financial position.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008, consist of the following:

	Receivable	Payable
Broker-dealers and clearing organizations	$ 5,969	$ 1,375
Management and administrative fees	-	32,067
Service and finders fees	-	12,392
	$ 5,969	$ 45,834

4. Related Party Transactions

The Company is the clearing broker for Wachovia's Fund Source mutual fund wrap fee program, as well as for the Prudential retirement plan Platform DC Plans' mutual fund trades.

In 2008, the Company had the following balance sheet related party transactions.

(dollars in thousands)

Statement of Financial Condition

	Receivable	Payable
Distribution fees, service fees and commissions	$ 107	$ -
Management and administrative fees	3,007	47
Broker-dealers and clearing organizations	-	40,741
Accounts payable, accrued expense and other liabilities	-	10,456
	$ 3,114	$ 51,244

All services received from and provided to Related Parties are subject to written agreements.

5. Subordinated Borrowings and Line of Credit

The Company has a revolving subordinated loan agreement with Prudential Funding Corporation, LLC ("PFC"), a Prudential company, for $60,000. This agreement expires in 2014. Borrowings under this agreement is subordinated to the claims of general creditors and has been approved by the FINRA for inclusion in computing net capital pursuant to the SEC's net capital rule. Repayment may be made only if, after giving effect to such repayment, the Company meets the SEC's capital requirements governing the withdrawal of subordinated liabilities. The Company has an additional $190,000 line of credit with PFC that is not subordinated. As of, and for the year ended December 31, 2008, there were no loans outstanding under these agreements.

6. Commitments and Contingent Liabilities

The Company is subject to legal actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's statement of financial condition.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company believes the risk of loss, if any, is remote.

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934. In connection with the Company's entering into the mutual funds clearing business in 2004, the Company applied for and received approval from the SEC to change to the alternative method of computing net capital, permitted by the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008, the Company had net capital of $57,302, which was $57,052 in excess of its required net capital.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2008 the Company computed the reserve requirement for customers and was

(dollars in thousands)

required to segregate $4,114 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2008 the amount held on deposit in the special reserve bank account was $6,000.

8. Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PHI. PHI is included in the consolidated federal income tax return of Prudential. Depending on a particular state's requirements, PHI files separate state income tax returns or is included in certain consolidated state income tax returns.

Deferred tax liabilities of $8,848 at December 31, 2008 resulted from the difference in accounting for distributor-paid commissions.

On January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes," an Interpretation of FASB Statement No. 109. This interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefits at January 1 or December 31, 2008 and adoption of FIN No. 48 did not have a material effect on the Company's financial position or results of operations.

In December 2006, the Internal Revenue Service ("Service") completed all fieldwork with regards to its examination of the consolidated federal income tax returns for Prudential for tax years 2002-2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the Service for additional review. Prudential has responded to the Service's request for additional information. The IRS proposed an adjustment which was submitted to the Joint Committee in October 2008; however, this has no bearing on the Company's financial position or results of operations. We were advised on January 2, 2009 that the Joint Committee completed its consideration of the report and has taken no exception to the conclusions reached by the Service. Accordingly, the final report was processed and a refund was received. The statute of limitations for the 2002-2003 tax years will close on December 31, 2009.

In January 2007, the Service began an examination of the consolidated U.S. federal income tax years 2004 through 2006. For the consolidated U.S. federal income tax years 2008 and 2007, we participated in the IRS's Compliance Assurance Program, or CAP. Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during the 2008 and 2007 tax years in order to reach agreement with us on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this program will shorten the time period between the filing of our federal income tax return and the IRS's completion of its examination of the return.